HART & TRINEN
Attorneys at Law

1624 Washington Street
Denver, Colorado 80203
(303) 839-0061
(303) 839-5414 (fax)

October 10, 2005

David H. Roberts
Mail Stop 4-6
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

  Re:
  New Taohuayuan Culture Tourism Co., Ltd.
  Registration Statement on Form SB-2
  Amendment No. 1
  File No. 333-121187

        This office represents New Taohuayuan Culture Tourism Co., Ltd. (the "Company"). Amendment No. 1 to the Company's registration statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated January 11, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes, other than changes to financial statements, have been made in response to the comment. A numerical reference preceded by the letters "FS" indicates the page of the financial statements where changes have been made in response to the comment.

Page Reference
1. We have attempted to eliminate the word "Company" in the registration statement except for:	N/A
• Parts of the registration statement which are not part of the prospectus
• The financial statements
• Instances where the word "company" is used to refer to another business entity.
2. The Company does not plan to use any graphics, maps, photographs, logos or other artwork in its prospectus.	N/A
3. We have reviewed Guide 5 and we believe that the prospectus contains all disclosures required by Guide 5 which are applicable to corporations as opposed to limited partnerships.	N/A
4. Comment complied with.	2
5. Comment complied with.	2
6. Comment complied with.	4
7. Comment complied with.	3
8. Comment complied with.	3, 17, 23
9. Comment complied with.	3
10. Comment complied with.	4

11. Comment complied with.	6

12. The Company's largest shareholder only controls 13% of the outstanding shares of the Company's common stock. As such, and provided they were so inclined, other shareholders could take control of the Company.	N/A
13. Comment complied with.	6
14. Comment complied with.	6
15. Comment complied with.	6
16. Comment complied with.	5
17. Comment complied with.	5
18. Comment complied with.	12
19. Comment complied with.	12, 13
20. This is to confirm that the Company does not have any off balance sheet arrangements.	N/A
21. Comment complied with.	16
22. Comment complied with.	17, 23
23. Comment complied with.	18, 19
24. Comment complied with.	17, Exhibit 10.11
25. Comment complied with.	18
26. Comment complied with.	12
27. Comment complied with.	18
28. Comment complied with.	17
29. Comment complied with.	19
30. Comment complied with.	28
31. Comment complied with.	28
32. Comment complied with.	28

33. The Company's only subsidiary is Shaghai New Taohuayuan Economy Trade Co., Ltd. As disclosed in the prospectus, the Company owns 100% of the outstanding shares of the subsidiary. Accordingly, we do not believe an organization chart is necessary.	N/A
34. The information requested by this comment will be provided under separate cover.	N/A
35. Comment complied with.	21, Exhibit 10.8
36. Comment complied with.	5, 12
37. Comment complied with.	22

38. Comment complied with.	22, 23
39. Comment complied with.	23, 24
40. Comment complied with.	24
41. Comment complied with.	12, 26
42. We believe that all of the disclosures requested by this comment have been included in this prospectus or are not material to an investor.	N/A
The requested disclosure concerning enforcement of liabilities based upon U.S. securities laws is included in a footnote on page 8 of the Prospectus.

There will be no impact on U.S. investors as a result of different accounting treatments. The requirement to file financial statements with the PRC which are different from the financial statements prepared in accordance with GAAP is no different than computing net income for federal income tax purposes in a manner that is different than computing net income in accordance with GAAP.

There are no material U.S. income tax implications which will arise out of PRC regulations relating to taxable income and reserves. The Company will be taxed as a "C" corporation in the U.S. and shareholders will only be taxed on dividends directly received by the shareholders.
The effect of reserves on dividends and working capital is discussed on pages 19 and 26 of the prospectus.
Political and trade relations are discussed on page 26 of the prospectus.
43. Comment complied with.	27
44. Comment complied with.	29
45. Comment complied with.	30
46. Comment complied with.	30
47. Comment complied with.	30
48. Comment complied with.	31
49. None of the selling shareholders are registered broker/dealers or affiliates of broker/dealers.	N/A
50. None of the selling shareholders are affiliates of broker/dealers.	N/A
51. Comment complied with.	55
52. Comment complied with.	55
53. Comment complied with.	55
54. Comment complied with.	55
55. Comment complied with.	55
56. Comment complied with.	56
57. Comment complied with.	56
58. The date has been changed from November 2005 to December 2005.	57

59. The financial statements of Shaanxi New Taohuayuan Culture Touism Co., Ltd. have been removed from the SB-2.	FS-6
60. Comment complied with.	FS-1
61. "Surcharge on taxes" has been reclassified from operating expense to non-operating expense.	FS-2
62. Disclosures of earnings per share has been added to the face of the statement of operations and Note 2 headed "Earnings per share".	FS-2, FS-8

63. Since the Company's operations are exclusively related to the operation and management of hotels resorts and restaurants (with the hotels/resorts both having restaurants) the Company believes it operates in only one segment and therefore the disclosures specified by SFAS 131 are not required.	N/A
64. Accounting policies on "Revenue recognition" have been expanded to include all types of revenue. Details of the contingent revenue of the management fee income are disclosed in note 4(c)(i).	FS-7

65. The financial statements have been updated to December 31, 2003 and 2004. Since the impairment loss occurred in 2002 it is not discussed in the financial statements which have been filed with Amendment No. 1 to the Company's registration statement.	N/A
66. Disclosures as required by paragraphs 43-49 of SFAS 109 have been added to Note 3.	FS-10

67. In accordance with EITF 85-1, recognition of the receivable as an asset is generally not appropriate except in very limited circumstances when there is substantial evidence of ability and intent to pay within a reasonably short period of time. Since the receivable from Trading Company as of December 31, 2003 was subsequently settled (US$929,029 out of US$970,605 was settled in February 2004), it was therefore considered appropriate to recognize the receivable as an asset.

Similarly, the balance as at December 31, 2004 comprised only the management fee receivable for which Trading Company has made regular settlements during the year and after the balance sheet date. Up to the end of February 2005, US$77,782 out of US$94,447 was settled. Therefore, in accordance with EITF 85-1, it was appropriate to recognize the receivable as an asset.	N/A
68. The Company's name in Note 4 has been amended to "Shaanxi New Taohuayuan Economy Trade Co Ltd".	FS-11

69. The companies which had material related party transactions with the Company in 2003 and 2004 and in which Chen Jingmin has control and beneficial interest have been disclosed in Note 4(a). The description of Shaanxi New Taohuayuan Economy Trade Co Ltd has been changed from "a major stockholder" to "the principal stockholder".	FS-11

70. The nature of the Company's transactions with the "Real Estate Company" are disclosed in the section of the prospectus entitled "Transactions with Related Parties". However, the Company's financial statements have been updated to December 31, 2004 and 2003. Since the transaction which is the subject of this comment occurred in 2002, it is not included as part of the financial statements which have been filed with Amendment No. 1 to the Company's registration statement.	N/A

71. The financial statements have been updated to December 31, 2003 and 2004. Since the transaction which is the subject of this comment occurred in 2002, it is not discussed in the financial statements which have been filed with Amendment No. 1 to the Company's registration statement.	N/A

72. The financial statements have been updated to December 31, 2003 and 2004. Since the transaction which is the subject of this comment occurred in 2002, it is not discussed in the financial statements which have been filed with Amendment No. 1 to the Company's registration statement.	N/A
73. Note 5 has been amended to include details of the lease term. The Company amortizes the land over the period of the lease terms as disclosed in Note 2 and Note 5.	FS-13
74. Details of the terms of the land acquisition agreement have been added to Note 6.	FS-13
75. Other taxes, mainly the business tax, have been provided as a percentage to the revenue derived by the Company during the years. Disclosures have been added to Note 8(b).	FS-15
76. The financial statements of Shaanxi New Taohuayuan Culture Tourism Co Ltd have been removed from the SB-2.	N/A
77. Comment complied with.	Item 25

78. Comment complied with. Since the acquisition was treated for financial reporting purposes as a "reverse merger", the Company does not know the value of the shares which were issued in the exchange.	Item 26.
79. This is to confirm that the copies of the Articles of Incorporation, Bylaws and the Migratory Merger Agreement filed on Edgar are substantially identical to the executed versions.	N/A
80. Comment complied with.	Exhibit 10.5, Exhibit 10.7
81. Comment complied with.	Exhibit 21
82. Comment complied with.	Exhibit 5

        If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,
HART & TRINEN, L.L.P.
/s/ WILLIAM T. HART
William T. Hart

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